Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

FIRST QUARTER ENDED MARCH 31, 2012

INDEX

Executive summary	2
Overview	5
Summarized financial results	7
Attributable gold production, cash cost per ounce and gold margin	12
Attributable gold sales volume and realized gold price	13
Niobium production, sales and operating margin	13
Outlook	14
Quarterly financial review	16
Market trends	17
Results of operations	19
Development projects	25
Exploration	27
Financial position	32
Disclosure controls and procedures and internal controls over financial reporting	36
Future accounting policies	37
Risks and uncertainties	38
Forward-looking statements	39
Supplemental information to the management’s discussion and analysis	40
Mining operations production data	47

The following Management’s Discussion and Analysis (“MD&A”), dated May 11, 2012, should be read in conjunction with the IAMGOLD’s annual consolidated financial statements for December 31, 2011 and related notes thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

EXECUTIVE SUMMARY

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is committed to being a global leader in generating superior value for its stakeholders through responsible mining. With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business.

Focus on increasing value for its stakeholders

IAMGOLD remains focused on growth and increasing value for its stakeholders. The Company will continue its strategy of expanding existing operations as the most cost effective way to grow while aggressively looking for accretive new opportunities. In addition, IAMGOLD will pursue strategic relationships to unlock value within its existing portfolio of assets and to target new opportunities. In 2011 IAMGOLD delivered on its strategy of divesting of non-core assets strengthening its cash position and ability to move on new opportunities.

In the first quarter of 2012, revenues were $404.2 million and generated earnings attributable to equity shareholders of $119.2 million ($0.32 per share) compared to $133.2 million ($0.36 per share) in the first quarter of 2011. Operating cash flows of $170.3 million in the first quarter of 2012 continues to fund development and expansion plans at IAMGOLD existing sites and the Company’s 2012 expanded exploration initiatives.

•	IAMGOLD will pursue accretive acquisition opportunities with growth plans strategically focused in certain regions of Canada, and select countries of South America and West Africa.

•

On April 27, 2012, IAMGOLD announced that it has entered into a definitive agreement to acquire, through a plan of arrangement, all of the issued and outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”), a Canadian junior mining and exploration company, focused on the development of a significant mineral deposit in northern Ontario. The fully diluted in the money value of the transaction is approximately C$608 million with an enterprise value of C$505 million net of cash. Shareholders will receive C$3.30 in cash for each Trelawney share held.

•	The proposed transaction will increase the Company’s resources by approximately 30% or 7 million ounces of contained gold with potential for significant exploration and expansion.

•

This proposed transaction is expected to provide an accretive return on invested capital. The acquisition is consistent with the Company’s strategy to invest in development projects that it owns and operates so maximum benefit can be derived from leveraging existing operational and development expertise.

•	The proposed Trelawney acquisition significantly strengthens the Company’s future gold production profile and provides a more geographically balanced asset mix.

•	IAMGOLD remains focused on expanding its existing base of core assets.

•	In April 2012, the Company re-affirmed the resource study and commercial start up for the Westwood project in early 2013.

•

At the Essakane mine in Burkina Faso, the development study to double hard rock processing was completed at the end of 2011. Pending final agreement on fiscal terms with the Government of Burkina Faso expected shortly, a construction start is planned for the second half of 2012 followed by commissioning of the expanded plant in 2014.

•

At the Rosebel mine in Suriname, the installation of a temporary pre-crusher, a larger pebble crusher, and an expanded gravity recovery circuit, is expected to have a positive impact on throughput by the second half of 2012. In addition, a feasibility study expected to be completed by the end of 2012, will provide greater design detail around various aspects of the expansion project and is intended to further increase the capacity to treat harder ores at the mill.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

•

In December 2011, IAMGOLD announced an initial agreement with the Surinamese government on the terms and conditions related to further expansion at Rosebel. The Company is making good progress towards reaching a definitive agreement, which will be followed by a concept study to further define the expansion potential of bringing in the satellite resources.

•	The military unrest in Mali has not had a significant impact on production at the Company’s joint venture operations with AngloGold Ashanti. The Company continues to monitor the situation.

•

The Sadiola sulphide project in Mali has progressed cautiously given recent political events. The Company and its joint venture partner are monitoring the transition of the government. IAMGOLD expects the project will be back on track in the coming months.

•

The Company continues to move forward in unlocking the value of Niobec, including progress on the feasibility study based on block-caving and establishing the financing framework for the expansion. The framework is premised on obtaining funding without reliance on cash flow from the gold business.

•	IAMGOLD continues to evaluate options for exploiting the large Rare Earth Elements (“REE”) resource near its Niobec mine operation.

•

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the provinces of Ontario and Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous active exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

Financial Results and Position

The first quarter results are in line with the projected 2012 profile. The Company generated $404.2 million in revenues supported by an average realized gold price of $1,702 per ounce. Ounces sold lagged ounces produced in the first quarter of 2012 primarily as a result of timing of shipments at Rosebel at the end of the first quarter which were sold in April. Adjusted net earnings1 from continuing operations attributable to equity shareholders of $92.4 million ($0.25 per share1) decreased by 22% compared to the first quarter of 2011. The operating cash flow from continuing operations before changes in working capital1 was $185.7 million ($0.49 per share) during the first quarter of 2012 compared to $214.5 million ($0.57 per share) during the first quarter of 2011.

For the first quarter of 2012, IAMGOLD reported 207,000 ounces of attributable gold produced representing a 26,000-ounce or an 11% decrease compared to the same period last year. The transition to lower grades in Essakane and Rosebel drove most of the year over year change. Cash costs for continuing operations for the first quarter of 2012 were $679 per ounce1. However, average cash costs at IAMGOLD’s operated sites were $596 per ounce during the first quarter of 2012, an increase of 22% compared to $487 per ounce during the first quarter of 2011. Compared to the fourth quarter of 2011, average cash costs at IAMGOLD operated sites were higher by $34 per ounce mainly the result of lower gold production.

Throughout 2011 the Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. Despite the recent decline from high prices, the worldwide price for crude oil continues to be higher than the prior year. This increase in energy prices led to higher haulage and power generation costs. The Company has entered into various hedges to partially mitigate the impact. Royalties increased by $17 per ounce compared to the first quarter of 2011 due to higher gold prices. In addition, lower grades and hard rock contributed to increasing costs per ounce. Notwithstanding these cost increases, gold margins per ounce of gold1 increased by 20% as a result of the increased gold price.

[1]	Adjusted net earnings attributable to equity shareholders of the Company, adjusted net earnings attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital per share and cash cost per ounce are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Niobium revenues were $48.4 million in the first quarter of 2012 compared to $39.6 million in the same period in 2011, due mainly to a 16% increase in kilograms sold during the quarter. The operating margin per kilogram of niobium1 was $16 per kilogram during the first quarter of 2012, equivalent to the same period in the prior year. Operating margins remained within the range of the most recent guidance reported.

The Company’s cash, cash equivalents and gold bullion (at market value) position was $1.3 billion at March 31, 2012, consistent with the end of 2011.

Outlook

Attributable gold production guidance from continuing operations in 2012 remains between 840,000 and 910,000 ounces and cash costs of between $670 and $695 per ounce1. Niobium production and operating margins remain within total year guidance of 4.6 million to 5.1 million kilograms of niobium produced and an operating margin of $15 to $17 per kilogram1.

The Company is reducing its annual capital expenditures guidance for 2012 from $880 million to a range of between $810 and $840 million. The first quarter expenditures were lower than expected given initial project ramp assumptions that have not materialized. At Essakane, the Company continues working with the government of Burkina Faso on the resolution of fiscal terms, and, based on recent discussions, is optimistic the project will be up to speed in the near term. In addition, advance delivery of key equipment did not arrive at certain sites. At Sadiola, the deep sulphide project initiative has progressed cautiously given the ongoing political events. The Company is monitoring the situation and is ready to move forward when appropriate.

[1]	Cash cost per ounce, operating margin per kilogram of niobium sold and gold margin per ounce are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

OVERVIEW

IAMGOLD is an established mining company. IAMGOLD’s interests include five operating gold mines, a niobium mine, a diamond royalty, and exploration and development projects located in Africa and the Americas. IAMGOLD’s growth plans are currently focused in the Canadian provinces of Ontario and Quebec, select countries in South America and in West Africa.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and evaluation projects (“E&E”). The Sadiola and Yatela joint ventures are accounted for using the proportionate consolidation method of accounting. The IASB recently replaced the existing guidance for accounting for Joint Ventures and the Company is evaluating the impact to the financial statements. Under IFRS 11 – Joint arrangements, starting in 2013, joint arrangements may be accounted for using the equity method instead of the current proportionate consolidation method depending upon the rights and obligations of the parties to the arrangement.

		Reporting	Geographic	IAMGOLD Share(b)
Site	Operator	Segment	Location	2012	2011

Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane mine	IAMGOLD	Gold	Burkina Faso	90%	90%
Doyon division(a)	IAMGOLD	Gold	Canada	100%	100%

Niobec mine	IAMGOLD	Niobium	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&E	Ecuador	100%	100%

Joint Ventures:
Sadiola mine	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%

(a)	The Doyon division includes the Mouska mine and the Westwood project.
(b)

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), and Essakane S.A. (the Essakane mine). Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. This MD&A includes discussion and analysis based on the portion of net earnings, net earnings from discontinued operations and adjusted net earnings attributable to equity shareholders of the Company.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

COMMITMENT TO ZERO HARM CONTINUES

In the first quarter of 2012, IAMGOLD continued to exercise strong environmental stewardship and effective governance. All operating sites and the Westwood project are now certified ISO 14 001. Increased disclosure on health, safety and sustainability (HSS) has been noticed by various organizations and accompanying the various awards and rankings the Company received in 2011, during the first quarter of 2012, IAMGOLD was added to the Jantzi Social Index (JSI). Partnered with Dow Jones Indexes, the JSI is a socially screened, market capitalization-weighted common stock index, modeled on the S&P/TSX 60. IAMGOLD is one of only eight mining companies on the index.

IAMGOLD participates in Towards Sustainable Mining (TSM), a program developed by the Mining Association of Canada (MAC) and a national Community of Interest panel. TSM sets out sustainability performance indicators that all MAC members are required to measure specific activities against and report on these publicly and annually. In the first quarter of 2012, the Company completed a third party external verification of the Company’s 2011 TSM self-assessment and reported on the new health and safety performance indicators provided by MAC. Overall, and on average, IAMGOLD achieved an “A” rating. Most noteworthy, was the achievement of a AAA rating by the Rosebel mine under the External Outreach protocol. In achieving this rating, Rosebel has become the first international site as a MAC member to achieve a AAA rating in External Outreach.

In keeping with it’s Sustainability policy, and to minimize its operational footprint and any associated environmental disturbance, the Company has requested and received approval from the Quebec provincial authorities to use the inactive Doyon open pit to store tailings generated from the Westwood mine. This process will begin in 2013, commensurate with the scheduled start-up of Westwood.

From a Health and Safety perspective, the frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD during the first quarter in 2012 was 1.03 compared to 1.12 for the full year of 2011. The 8% decrease over 2011 represents a slight reduction in the number of injuries occurring across the Company. The Company’s Total Recordable Injury Tate (“TRIR”) is also trending downward, showing a reduction of 18% over 2011. The TRIR is a measure of all injuries occurring across IAMGOLD.

Zero Harm is an underlying core value for all that is done at IAMGOLD. The Company operates to benefit all stakeholders through a commitment to leadership at all levels, daily engagement of its employees in responsible operating practices and by fostering a culture of finding and eliminating potential impacts.

[1]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	March 31 2012	Change	December 31 2011
	$		$
Financial Position
Cash, cash equivalents, and gold bullion
• at market value	1,257.1	—	1,262.5
• at cost	1,130.1	(2%)	1,148.4
Total assets	4,456.6	2%	4,349.7
Equity	3,660.9	4%	3,528.9

(in $ millions, except where noted)	First quarter ended March 31 2012	Change	First quarter ended March 31 2011
	$		$
Results of Continuing Operations
Revenues	404.2	(2%)	414.0
Mining costs including depreciation, depletion and amortisation	215.6	3%	209.5

Gross earnings from mining operations	188.6	(8%)	204.5

Net earnings from continuing operations attributable to equity shareholders	119.2	(11%)	133.2
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	0.32	(11%)	0.36

Net earnings attributable to equity shareholders	119.2	(22%)	153.4
Basic net earnings attributable to equity shareholders per share ($/share)	0.32	(22%)	0.41

Adjusted net earnings from continuing operations attributable to equity shareholders[1]	92.4	(22%)	117.8
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)[1]	0.25	(22%)	0.32

Cash Flows
Operating cash flow from continuing operations	170.3	(14%)	199.0
Operating cash flow from continuing operations before changes in working capital [1]	185.7	(13%)	214.5
Operating cash flow from continuing operations before changes in working capital [1] ($/share)	0.49	(14%)	0.57

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Key Operating Statistics
Gold mines (Continuing operations)
Gold sales – 100% (000 oz)	208	(22%)	266
Gold sales – Attributable (000 oz)	195	(22%)	249
Average realized gold price ($/oz)	1,702	22%	1,398

Attributable gold production (000 oz)
Continuing operations	207	(11%)	233
Discontinued operations[2]	—	(100%)	57

Total	207	(29%)	290

Cash cost from continuing operations ($/oz)[1]	679	25%	544

Gold margin from continuing operations ($/oz)[1]	1,023	20%	854

Operating results – Niobec mine
Niobium production (thousands of kg Nb)	1,109	2%	1,087
Niobium sales (thousands of kg Nb)	1,183	16%	1,018
Operating margin ($/kg Nb)[1]	16	—	16

[1]

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

[2]	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

RESULTS OVERVIEW

The Company’s cash, cash equivalents and gold bullion (at market value) position was $1.3 billion at March 31, 2012, consistent with the end of 2011.

As at March 31, 2012, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. In addition, the Company had allocated $18.3 million of its $75.0 million letters of credit facility. As of May 11, 2012 the Company has allocated approximately $68 million of its $75 million letters of credit facility. The increase since the end of the quarter was the result of the acceptance by regulators of a revised plan concerning asset retirement obligations of the Doyon division in the Canadian province of Quebec as well as regulatory changes requiring an increase in the Company’s collateral support associated with the revised plans. The Company’s Asset Retirement Obligation provision as of December 31, 2011 reflected the revised plan.

Net earnings attributable to equity shareholders were $119.2 million ($0.32 per share) during the first quarter of 2012, compared to $153.4 million ($0.41 per share) in the first quarter of 2011. The gold margin per ounce1 increased from $854 during the first quarter of 2011 to $1,023 in the current quarter as price increases more than offset the increases in costs. Net earnings for the comparative quarter included the positive impact of earnings from discontinued operations of $20.2 million.

Adjusted net earnings from continuing operations attributable to equity shareholders1 of $92.4 million ($0.25 per share1) in the first quarter of 2012 decreased by 22% compared to $117.8 million ($0.32 per share) in the first quarter of 2011.

The operating cash flow from continuing operations in the first quarter of 2012 was $170.3 million compared to $199.0 million in the first quarter of 2011. Operating cash flow from continuing operations before changes in working capital1 in the first quarter of 2012 was $185.7 million ($0.49 per share)1, a decrease of 13% compared to $214.5 million ($0.57 per share) in the first quarter of 2011. The decrease is mainly due to the impact of lower production from continuing operations partially offset by higher per ounce gold margin.

REVENUES

The Company’s consolidated revenues from continuing operations decreased by $9.8 million (2%) compared to the first quarter of 2011 to $404.2 million in the first quarter of 2012 as a result of:

•	Lower gold sales volume of 58,000 ounces ($81.5 million) as a result of:

•	Build-up of inventory in process in the first quarter 2012 which was sold in April (13,000 ounces);

•	Late timing of production at the end of 2010 which was carried forward and sold in the first quarter of 2011 (17,000 ounces); and

•	Lower gold production in the first quarter of 2012 (28,000 ounces), mainly the result of harder ore and lower grades.

Partly offset by:

•	Impact of higher realized gold price of $304 per ounce or $62.9 million; and,

•	Impact of higher niobium revenues of $8.8 million as a result of higher niobium sales volume and prices.

[1]	Gold margin per ounce, adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

MINING COSTS

First quarter of 2012 mining costs from continuing operations, excluding depreciation, depletion and amortization, increased by $8.0 million (5%) to $175.7 million compared to the first quarter of 2011. Mining costs increased mainly due to:

•	Higher operating costs ($9.4 million) primarily as a result of higher labour and energy costs.

•	Higher royalties ($1.7 million) driven from higher realized gold prices offset by lower sales volume.

Partly offset by:

•

The positive impact of Asset Retirement Obligations (“ARO”) revaluation ($3.1 million) due to higher discount rates reducing the current value of future disbursements for closed sites. The changes in ARO for closed sites were accounted for directly in the statement of earnings.

DEPRECIATION, DEPLETION AND AMORTISATION

Depreciation, depletion and amortisation decreased from $41.8 million in the first quarter of 2011 to $39.9 million in the first quarter of 2012, as the impact of increased capitalized costs was mainly offset by the impact of lower production at Essakane and Rosebel and increase in reserves at Niobec.

EXPLORATION EXPENSES

As planned for in 2012, exploration expenses in the first quarter of 2012 increased to $20.2 million, compared to $13.9 million in the first quarter of 2011. Exploration expenditures include near-mine exploration at Rosebel, Essakane and greenfield exploration on 18 projects. Refer to the Exploration section for more details.

FOREIGN EXCHANGE GAIN

The foreign exchange gain in the first quarter of 2012 was $10.3 million, compared to a loss of $5.3 million in the first quarter of 2011. The foreign exchange gain during 2012 was due to the impact of the foreign exchange variation on net monetary assets such as cash, cash equivalents, receivables, payables and income and mining taxes payable.

INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS

The total net gain of interest income, derivatives and other investment gains was $14.6 million in the first quarter of 2012 compared to a gain of $14.9 million in the first quarter of 2011.

The major items in the first quarter of 2012 were derivative gains caused by the volatility in currency markets, and gains on sale of marketable securities, partially offset by impairment on marketable securities. During the first quarter of 2011, the gain was mainly related to gains on sales of assets.

INCOME AND MINING TAXES

The effective tax rate is 28.4% for the first quarter of 2012 compared to 21.1% for the first quarter of 2011. The increase in the effective tax rate is primarily attributable to fluctuations in the exchange rates for foreign currency. After removing the impact of foreign currency from the effective tax rate, the adjusted effective tax rate is 29.6% for the first quarter of 2012 and is consistent with the adjusted effective tax rate of 28.9% for the first quarter of 2011.

The effective tax rate will fluctuate due to changes in statutory tax rates, amounts that are not deductible for tax purposes, fluctuations in exchange rates for foreign currencies and the geographical locations in which income is earned.

DISCONTINUED OPERATIONS

Comparative figures in this document are reported on a continuing basis and exclude Mupane, Tarkwa and Damang which were sold in 2011 and are discontinued operations.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for proceeds of $667.0 million. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased equity method accounting as of April 15, 2011 and recorded an after-tax gain of $402.8 million on this sale.

Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34.2 million resulting in a gain on disposal of $5.3 million (before income tax). The proceeds consisted of $12.5 million in cash, a $3.8 million promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17.9 million, representing approximately 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1.5 million. The Mupane mine was previously reported under the Gold mines – Botswana segment.

CASH FLOW

	First quarter ended March 31
	2012	2011
(in $ millions)	$	$
Continuing operations
Operating activities	170.3	199.0
Investing activities	(142.8)	(11.8)
Financing activities	(51.6)	11.9
Impact of foreign exchange on cash and cash equivalents	5.8	1.6

Increase (decrease) in cash and cash equivalents from continuing operations	(18.3)	200.7
Cash flows from discontinued operations	—	6.0

Increase (decrease) in cash and cash equivalents	(18.3)	206.7
Cash and cash equivalents, beginning of period	1,051.6	270.8

Cash and cash equivalents, end of period	1,033.3	477.5

OPERATING ACTIVITIES

In the first quarter of 2012, cash flows from continuing operating activities were lower than the same period last year as a result of lower gold sales.

INVESTING ACTIVITIES

Cash flows utilized for investing activities in the first quarter of 2012 is mainly the result of capital expenditures in mining assets and exploration and evaluation of $132.7 million. During the first quarter of 2011, capital expenditures in mining assets and exploration and evaluation assets were $52.4 million and were partially offset by the proceeds on the disposal of the La Arena development project of $48.8 million.

FINANCING ACTIVITIES

Cash flows utilized for financing activities were higher in the first quarter of 2012 as a result of higher dividends paid during the current quarter of $48.8 million compared to $31.3 million in the first quarter of 2011. In addition, there was cash generated from financing activities in the first quarter of 2011 from cash received from the issuance of shares, net of issue costs of $43.2 million.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

ATTRIBUTABLE GOLD PRODUCTION, TOTAL CASH COST AND GOLD MARGIN PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average total cash cost per ounce of production and the gold margin.

	Gold Production		Total Cash Cost[1]
	First quarter ended March 31
	2012	2011	2012	2011
	(000 oz)	(000 oz)	$/oz	$/oz
IAMGOLD Operator
Rosebel (95%)	93	100	637	544
Essakane (90%)	80	95	562	428
Doyon division[2] (100%)[1]	2	—	134	—

	175	195	596	487

Joint Ventures
Sadiola (41%)	25	30	1,010	724
Yatela (40%)	7	8	1,613	1,312

	32	38	1,135	840

Continuing operations	207	233	679	544
Discontinued operations[3]	—	57	—	701

Total	207	290	679	575

Continuing operations

Cash cost excluding royalties			588	470
Royalties			91	74

Total cash cost[1]			679	544

	Gold margin
	First quarter ended March 31
	2012	2011

Gold margin from continuing operations
Realized gold prices	1,702	1,398
Total cash cost	679	544

Gold margin[1]	1,023	854

IAMGOLD’s attributable gold production from continuing operations was lower by 26,000 ounces (11%) during the first quarter of 2012 compared to the same period in the prior year. The lower production was expected in part due to the lower planned grades being mined from Rosebel and Essakane for 2012 in their mine plans and the stripping campaigns underway for the joint venture sites in 2012. In addition, there was lower production as a result of the following unplanned events:

•

Lower grades at Rosebel. Due to the rainy season, Rosebel will continue to see lower production in the second quarter. However, with planned pit sequencing in the second half of 2012, production is expected to be on track to meet production guidance for the year.

•	Lower recoveries from processing graphitic ore at Sadiola.

[1]	Total cash cost per ounce and gold margin per ounce are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.
[2]	As a cost savings initiative, the ore mined from Mouska was stockpiled in 2011 and in 2012 the mine will not be producing other than marginal gold derived from mill clean-up process.
[3]	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

The military unrest in Mali has not had a significant impact on production at the Company’s joint venture operations with AngloGold Ashanti. The Company continues to monitor the situation.

The consolidated total cash cost from continuing operations in the first quarter of 2012 was higher by $135 compared to the same period in the prior year. The higher total cash costs are impacted by higher costs at the Yatela joint venture site as operations are winding down. In addition, total cash costs were impacted by declining grades at Essakane and Rosebel, harder ore types being mined and higher labour and energy costs. Moreover, royalties increased by $17 per ounce due to higher gold prices.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold sales		Realized gold price
	First quarter ended March 31
	2012	2011	2012	2011
	(000 oz)	(000 oz)	$/oz	$/oz

Operator	178	229	1,704	1,400
Joint ventures(a)	30	37	1,690	1,387

Total sales from continuing operations(b)(c)	208	266	1,702	1,398

(a)	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
(b)

Attributable sales volume for the first quarters of 2012 and 2011 were 195,000 ounces and 249,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(c)	Continuing operations exclude Mupane, Tarkwa and Damang which were sold in 2011 and are discontinued operations.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	First quarter ended March 31
	2012	Change	2011

Operating results – Niobec mine
Niobium production (thousands of kg Nb)	1,109	2%	1,087
Niobium sales (thousands of kg Nb)	1,183	16%	1,018
Operating margin ($/kg Nb)[1]	16	—	16

Niobium production in the current quarter was slightly higher than the prior year quarter as a result of higher throughput partially offset by lower grades. Operating margin per kilogram for the quarter was in line with prior year quarter.

[1]	Operating margin per kilogram of niobium sold at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

2012 OUTLOOK

IAMGOLD guidance for production and cash costs has been maintained for 2012 and is as follows:

2012 Plan
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel	370 - 395
Essakane	320 - 345

690 - 740
Sadiola and Yatela mines	150 - 170

Total attributable production	840 - 910

Cash cost ($/oz of gold) from continuing operations[1]	$670 - $695

Average gold price ($/oz)	1,700
Average crude oil price ($/barrel)	90
Average foreign exchange rate (C$/US$)	1.00
Average foreign exchange rate (US$/€)	1.40

Niobium production
Niobec (millions of kilograms)	4.6 - 5.1
Operating margin ($/kg Nb)[1]	$15 - $17

The Company maintains its annual gold production guidance of 840,000 to 910,000 ounces for 2012, with the potential for some seasonal variation, particularly in the second quarter. Based on historical patterns, the typical rainy season in Suriname could result in a softer second quarter at Rosebel. However, with planned pit sequencing in the second half of 2012, production is expected to be on track to meet guidance for the year. Cash costs are expected to be trending higher in the second quarter due to seasonal variation and mine sequencing at both Rosebel and Essakane. In the second half of the year, cash costs are expected to be on track and within the annual guidance.

At Niobec, production numbers indicate that the Company is on track for meeting its annual guidance of 4.6 to 5.1 million kilograms of niobium. A scheduled maintenance shutdown in May on the service hoist could result in a lighter second quarter.

The effective tax rate for 2012 is expected to be in the range of 32% to 34%. Cash income and mining tax payments of $15.5 million were made during the first quarter of 2012. Cash income and mining tax payments, for the final payments of the 2011 income and mining tax liabilities and installments for the estimated income and mining tax liabilities for 2012, will be in the range of $90 to $110 million for the second quarter of 2012.

[1]

Total cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Total Cash Cost per Ounce of Gold

The current financial market volatility may affect future total cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on total cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program, that can affect the Company’s operating results, based on the Company’s guidance for 2012.

	Change of	Impact on the Annualized 2012 Total Cash Cost[1] by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$12
Euro	$0.10	$10

The Company will on an ongoing basis update its hedging strategy to mitigate currency and fuel exposures. Refer to the Financial Position section of this document for details on the Company’s hedging strategy.

Capital Expenditures

The Company is reducing its annual capital expenditures guidance for 2012 from $880 million to a range of between $810 and $840 million. The first quarter expenditures were lower than expected given initial project ramp assumptions that have not materialized. At Essakane, the Company continues working with the government of Burkina Faso on the resolution of fiscal terms, and, based on recent discussions, is optimistic the project will be up to speed in the second quarter. In addition, advance delivery of key equipment did not arrive at certain sites. At Sadiola, the deep sulphide project initiative has progressed cautiously given the ongoing political events. The Company is monitoring the situation and is ready to move forward when appropriate.

[1]	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
		$	$	$	$	$	$	$
Revenues from continuing operations	404.2	481.6	431.9	345.7	414.0	440.9	234.7	198.1
Net earnings from continuing operations	129.0	145.8	60.0	80.1	142.1	120.3	39.9	24.2

Net earnings	129.0	145.8	50.7	484.5	162.3	134.5	54.5	30.7
Net earnings attributable to equity shareholders	119.2	133.7	40.7	478.9	153.4	124.0	52.0	29.5

Basic earnings attributable to equity shareholders of the Company per share ($/share)	0.32	0.36	0.11	1.28	0.41	0.33	0.14	0.08
Diluted earnings attributable to equity shareholders of the Company per share ($/share)	0.32	0.35	0.11	1.27	0.41	0.33	0.14	0.08

The first quarter of 2012 is the ninth consecutive quarter of positive net earnings for the Company.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

In the first quarter of 2012, the gold price continued to display considerable volatility with spot daily closings between $1,598 and $1,781 per ounce (first quarter of 2011 – $1,319 and $1,447 per ounce) from London Bullion Market Association (“LBMA”).

	First quarter ended March 31
($/oz of gold)	2012	2011
Average market gold price	1,691	1,386
Average realized gold price	1,702	1,398

Closing market gold price	1,663	1,439

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2011. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production was unchanged from the first quarter of 2011. The average realized sales price was marginally higher in the first quarter of 2012 when compared to the average realized sales price in the first quarter of 2011.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the first quarter of 2012. The key currencies to which the Company is exposed are the Canadian dollar and the euro.

	First quarter ended March 31
Average rates	2012	2011
Canadian $ / U.S.$	1.0011	0.9854
U.S.$ / Euro	1.3117	1.3693

Closing rates
Canadian $ / U.S.$	0.9978	0.9697
U.S.$ / Euro	1.3343	1.4168

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

In 2012 the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood project, as well as operating and capital expenditures at the Niobec mine. In addition, during 2012 the Company will have euro and ZAR requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges this exposure through forward and option contracts to mitigate the volatility of movement in the exchange rate of these currencies. In 2012, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

Refer to Financial position – Market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 0.8 million barrels of fuel in 2012. In the first quarter of 2012, the oil price displayed considerable volatility with spot daily closings between $96 and $109 per barrel.

	First quarter ended March 31
($/barrel)	2012	2011
Average market oil price	103	94

Closing market oil price	103	106

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company hedges heating oil futures as it believes there is a strong relationship between prices for crude oil, heating oil and diesel.

Refer to Financial position – Market risks section for more information.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

100% Basis

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Total operating material mined (000 t)	13,203	17%	11,311
Capital waste mined (000t)	801	—	—
Strip ratio(a)	3.0	(3%)	3.1
Ore milled (000 t)	3,131	2%	3,068
Head grade (g/t)	1.0	(9%)	1.1
Recovery (%)	94	(2%)	96
Gold production – 100% (000 oz)	98	(7%)	105
Attributable gold production – 95% (000 oz)	93	(7%)	100

Gold sales – 100% (000 oz)	87	(16%)	104

Gold revenue ($/oz)(b)	1,702	21%	1,401

Cash cost excluding royalties ($/oz)	538	15%	469
Royalties ($/oz)	99	32%	75

Total cash cost ($/oz)(c)	637	17%	544

(a)	Strip ratio is calculated as waste divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the first quarter of 2012 was 7% lower than the same quarter in the prior year, primarily as a result of lower grades and recoveries partially offset by higher throughput.

During the quarter, Rosebel initiated waste stripping at the second phase of the East Pay Caro pit and capitalized 0.8 million tonnes of waste mined from the area.

Total cash costs per ounce were higher compared to same quarter of the last year mainly due to higher labour and energy costs. Royalties were higher as a result of higher realized gold prices.

During the first quarter of 2012, Rosebel’s capital expenditures were $22.1 million and consisted of new mining equipment ($6.0 million), the third ball mill project ($4.9 million), resource delineation and near-mine exploration ($2.7 million), tailings dam ($2.5 million), new gravity circuit project ($1.3 million), capitalized stripping ($1.9 million) and various smaller projects ($2.8 million).

Outlook

The Company maintains its production outlook for 2012.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results

100% Basis

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Total operating material mined (000 t)	3,512	(54%)	7,617
Capitalized waste mined (000t)	3,785	—	—
Strip ratio(a)	1.8	(5%)	1.9
Ore milled (000 t)	2,626	17%	2,251
Head grade (g/t)	1.1	(27%)	1.5
Recovery (%)	93	(3%)	96
Gold production – 100% (000 oz)	89	(16%)	106

Attributable gold production – 90% (000 oz)	80	(16%)	95
Gold sales – 100% (000 oz)	88	(23%)	115

Gold revenue ($/oz)(b)	1,704	22%	1,402

Cash cost excluding royalties ($/oz)	480	34%	359
Royalties ($/oz)	82	19%	69

Total cash cost ($/oz)(c)	562	31%	428

(a)	Strip ratio is calculated as waste divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The attributable production during the first quarter of 2012 was 80,000 ounces, compared to 95,000 ounces during the first quarter of 2011. The decrease in production was anticipated and is the result of harder ore and lower grades encountered.

Total cash costs in the first quarter of 2012 were higher compared to the first quarter of 2011 mainly due to lower production. Other factors such as higher energy prices, upward pressure on consumable prices and higher royalties due to higher gold prices contributed towards the remaining increase in total cash cost.

During the first quarter of 2012, Essakane’s capital expenditures were $41.1 million and consisted of capitalized stripping cost on the push-back of the pit ($10.3 million), mining equipment ($10.6 million), mill equipment ($2.4 million), bulk water storage facility ($1.1 million), the feasibility study on the expansion ($2.5 million), camp upgrades ($2.7 million), resource development ($2.2 million) and other sustaining capital ($9.3 million).

Outlook

The Company maintains its production outlook for 2012.

The first quarter capital expenditures were lower than expected given initial project ramp assumptions that have not materialized. The Company continues working with the government of Burkina Faso on the resolution of fiscal terms, and, based on recent discussions, is optimistic the project will be up to speed in the second quarter.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Total operating material mined (000 t)	18	29%	14
Gold production (000 oz)	2	—	—
Gold sales (000 oz)	3	(70%)	10

Gold revenue ($/oz)(a)	1,751	28%	1,371

Cash cost excluding royalties ($/oz)	97	—	—
Royalties ($/oz)	37	—	—

Total cash cost ($/oz)(b)	134	—	—

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

During the quarter, the Mouska mine produced 2,000 ounces as a result of the mill clean-up activities. Mine production continues to proceed well and the site is continuing to stockpile ore which will be processed in the refurbished mill in 2013.

Outlook

In 2012, Mouska will continue stockpiling ore which will be processed in 2013. The mill is currently being refurbished for the start-up of Westwood. Except for gold produced during mill clean-up, there is no gold production planned at Mouska in 2012.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results

41% Basis

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Total operating material mined (000 t)	1,686	(32%)	2,469
Capital waste mined (000t)	2,146	—	—
Strip ratio(a)	22.3	254%	6.3
Ore milled (000 t)	448	(4%)	469
Head grade (g/t)	2.1	17%	1.8
Recovery (%)	85	(11%)	95
Attributable gold production (000 oz)	25	(17%)	30
Attributable gold sales (000 oz)	24	(20%)	30

Gold revenue ($/oz)(b)	1,686	22%	1,387

Cash cost excluding royalties ($/oz)	915	43%	642
Royalties ($/oz)	95	16%	82

Total cash cost ($/oz)(c)	1,010	40%	724

(a)	Strip ratio is calculated as waste divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The attributable gold production for the first quarter of 2012 was lower compared to the prior year period due to lower throughput from lower mill availability and lower recoveries due to graphitic ore.

Total cash costs rose during the first quarter of 2012 compared to the first quarter in the prior year primarily as a result of lower production coupled with higher energy costs, consumables costs, and increased royalties from higher realized gold prices.

The military unrest in Mali has not had a significant impact on production at the Company’s joint venture operations with AngloGold Ashanti. The Company continues to monitor the situation.

The Company’s attributable portion of capital expenditures during the first quarter of 2012 was $13.9 million and consisted of capitalized stripping ($6.8 million), the Sulphide project ($5.2 million) and various smaller projects ($1.9 million).

Sadiola did not distribute any dividends during the first quarters of 2012 and 2011. Dividends of $40 million (100%) have been declared by Sadiola for 2012.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Total operating material mined (000 t)	2,175	46%	1,488
Strip ratio(a)	16.7	174%	6.1
Ore crushed (000 t)	246	(11%)	276
Head grade (g/t)	0.8	(20%)	1.0
Attributable gold stacked (000 oz)	6	(33%)	9
Attributable gold production (000 oz)	7	(13%)	8
Attributable gold sales (000 oz)	6	(14%)	7

Gold revenue ($/oz)(b)	1,704	23%	1,389

Cash cost excluding royalties ($/oz)	1,522	23%	1,233
Royalties ($/oz)	91	15%	79

Total cash cost ($/oz)(c)	1,613	23%	1,312

(a)	Strip ratio is calculated as waste divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production was lower in the first quarter of 2012 compared to the same quarter in 2011 as a result of lower gold stacked in prior periods.

Total cash costs during the first quarter of 2012 were higher than the same quarter in the prior year. This was primarily due to lower gold production, higher energy costs and higher royalties due to higher realized gold prices.

There were no significant capital expenditures during the first quarters of 2012 and in 2011. Yatela did not distribute any dividend during the first quarters of 2012 or 2011.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Total operating material mined (000 t)	570	8%	529
Ore milled (000 t)	555	7%	521
Grade (% Nb2O5 )	0.55	(4%)	0.57
Niobium production (thousands of kg Nb)	1,109	2%	1,087
Niobium sales (thousands of kg Nb)	1,183	16%	1,018

Operating margin ($/kg Nb)(a)	16	—	16

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the first quarter of 2012 was slightly higher than the same period in 2011 as higher throughput partially offset by lower grades. Productivity improvement initiatives continued to show results and the mine achieved a record for material mined during the quarter.

Niobium revenues increased to $48.4 million in the first quarter of 2012 compared to $39.6 million in the same period in 2011 due to a higher realized niobium price and sales volume. Notwithstanding the higher average sales price realized, the operating margin was in line with operating margin for the same period in 2011 due to higher prices of consumables and higher labour costs.

In the first quarter of 2012, capital expenditures were $14.9 million and included underground development ($10.3 million), underground equipment ($3.5 million), expansion project ($0.8 million) and various other projects ($0.3 million).

Outlook

The Company maintains its production and operating margin outlook for 2012.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

DEVELOPMENT AND EXPANSION PROJECTS

In the first quarter of 2012, the Company’s total development and expansion project expenditures were $59.6 million. Projects are summarized as follows:

(in $ millions)	First quarter ended March 31
	2012	2011
Capitalized Expenditures	$	$
North America
Canada – Westwood project	36.1	24.9
Canada – Niobec expansion project	0.8	—
Africa
Burkina Faso – Essakane expansion project	16.8	—
Mali – Sadiola deep sulphide project (41%)	5.2	—
South America
Ecuador – Quimsacocha project	0.7	0.9

Total	59.6	25.8

The first quarter expenditures were lower than expected given initial project ramp assumptions that have not materialized. At Essakane, the Company continues working with the government of Burkina Faso on the resolution of fiscal terms, and, based on recent discussions, is optimistic the project will be up to speed in the second quarter. In addition, advance delivery of key equipment did not arrive at certain sites. At Sadiola, the deep sulphide project initiative has progressed cautiously given the ongoing political events. The Company is monitoring the situation and is ready to move forward when appropriate.

Canada – Westwood Project

Construction

Early 2013 has been maintained as the target for the commercial start-up date for operations. The Westwood project expenditures in the first quarter of 2012 totaled $36.1 million with significant infrastructure preparation and construction, including the completion of the Detox and paste fill plant foundation, work progress on sewage water treatment plant, mill refurbishing and the waste and ore silo sheathing. Continuation of the ground support of the six-metre diameter ventilation exhaust shaft is postponed until the second quarter of 2012 due to a temporary ground problem. During the first quarter of 2012, shaft sinking reached a depth of 1,561 metres, the safety bulkhead was moved to the 140-0 level, and underground development work totaled 3,564 metres of lateral and vertical excavation.

Exploration

Over 23,000 metres of diamond drilling, at a cost of $2.9 million, were completed during the first quarter of 2012 as part of the underground drill program. The program was designed to upgrade existing mineral inferred resources to the measured and indicated categories by infill drilling.

A total of eleven drills were running during the quarter. Four drills were utilized for resource expansion below the 132-0 level, and seven drills were in use on resource evaluation programs. Resource expansion drilling totaled over 8,960 metres during the quarter. Most of this drilling was targeting the different mineralized horizons below level 132-0 to fill some gaps in exploration spacing., The remaining seven drills focused on infill and delineation work, completing over 13,700 metres and confirming the interpreted zones between level 36-0 and 104-0. The Company continues to acquire additional confidence in the inferred resources and the remaining exploration potential.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Outlook for 2012:

Main activities planned for 2012 totalling $220 million are as follows:

•	Construction of a new surface administration and services building and a new paste backfill plant;

•	Extensive refurbishment of the existing Doyon mill and installation of a new sewage treatment plant;

•	Shaft sinking to a depth of 1,954 metres by the end of 2012;

•	Completion of permanent ground support for the six-metre ventilation raise;

•	Excavation of a six-metre exhaust raise;

•	Completion of 89,000 metres of infill and step-out drilling for resource development;

•	Completion of 18,000 metres of vertical and lateral development; and

•	Commencement of mining in the Warrenmac zone for stockpiling ahead of the 2013 start-up.

Burkina Faso – Essakane Expansion Project

Under the expansion plan, mining will be carried out using the same type of equipment currently used at Essakane. The mining rate will climb to 50-55 million tonnes per year by 2014 and is expected to remain at that rate for six years before decreasing gradually to the end of pit life.

Mali – Sadiola Deep Sulphide Project

Under the current project schedule, pre-stripping of the Sadiola main pit to access the underlying sulphides will begin in 2013. Project completion and start-up of the new process plant is scheduled for the first half of 2014. IAMGOLD’s share of planned total capital expenditures over the next three years is $300 million, of which $150 million is directly related to the expansion project.

Rosebel Expansion

Planned capital expenditures over the next three years are estimated at $550 million pending further studies and approval, and include project capital, sustaining capital and capitalized stripping.

Niobec Expansion

In 2011, following the scoping study results, a community relation office was put in place in order to inform key stakeholders in relation to the project. Several committees were formed by the local community to represent their interests. Preliminary social and environmental baselines were completed within the potentially impacted area. The permitting process is estimated to be completed between 18 to 24 months following the project notice deposit to the regulatory agencies. Based on the pre-feasibility study completed in early 2012, the Company will be proceeding with a feasibility study based on the block caving mining method.

South America – Ecuador – Quimsacocha Project

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has previously obtained requisite permits and authorization to advance feasibility work but has suspended work pending clarity on fiscal terms.

The Company is also closely following the progress of mining contract negotiations involving other projects in Ecuador, which may serve to clarify certain key fiscal and other items.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Modest expenditures in 2012 are based on continuing with the current level of activity. The Company continues to assess whether the government’s position in contract negotiations offers sufficient flexibility, clarity and certainty to allow advancement of the project. The Company is also examining other possible options for unlocking the value of the asset, including bringing on a partner.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the provinces of Ontario and Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous active exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

These advanced opportunities include an on-going resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname, an underground exploration and resource delineation drilling program of more than 89,000 metres at the Westwood development project in the province of Quebec, and a resource delineation program of approximately 49,000 metres at Essakane in Burkina Faso.

In the first quarter of 2012, IAMGOLD incurred $28.4 million on exploration projects compared to $20.7 million in the first quarter of 2011. The first quarter 2012 expenditures included:

•	near-mine exploration and resource development expenditures of $10.3 million and

•

greenfield exploration expenditures of $18.1 million conducted at 18 projects, including two advanced exploration sites, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

The Company’s exploration expenditures were as follows:

(in $ millions)	First quarter	First quarter
	ended March 31, 2012	ended March 31, 2011
	$	$
Capitalized Near-Mine Exploration and Resource Development
Suriname	2.7	2.2
Canada	3.3	2.6
Mali	—	0.2
Burkina Faso	2.2	1.8

Total capitalized	8.2	6.8

Expensed Near-Mine Exploration and Resource Development
Suriname	0.2	0.4
Canada	1.2	2.4
Mali	0.7	0.8

	2.1	3.6

Expensed Greenfield Exploration
South America	5.0	3.8
Africa	11.3	6.0
Canada	1.8	0.5

	18.1	10.3

Total expensed	20.2	13.9

Total	28.4	20.7

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Outlook 2012 – Exploration

The Company is moving forward on an aggressive corporate exploration program of $130.6 million in 2012, a 20% increase over the $108.6 million expended in 2011. The 2012 corporate exploration program is the most ambitious ever undertaken by IAMGOLD, and the Company plans to carry out approximately 670,000 metres (495,000 metres completed in 2011) of core and reverse circulation drilling across 18 early to late stage exploration projects and at the Company’s mines and development projects. The drilling in 2012 includes 8,750 metres of core drilling on the Rare Earth Element (“REE”) project in the province of Quebec, prior to planning and commencement of more detailed resource evaluation work.

The Company will carry out significant mine site resource development programs at the Westwood development project, and the Rosebel, Essakane and Niobec mines, with the goal to convert resources to reserves to counter reserve depletion, and further explore the near-mine environment.

The Company may not expend the full greenfield exploration budget for the year due to the suspension of drilling activity in Mali on two advanced exploration sites following a military coup in late March 2012. Reduced greenfield exploration spending is anticipated starting in the second quarter of 2012, and the Company continues to monitor the situation with the intention to resume normal exploration activity as conditions warrant.

(in $ millions)	Capitalized	Expensed	Total
2012	$	$	$
Near-mine exploration and evaluation	36.7	40.4	77.1
Greenfield exploration projects	1.3	52.2	53.5

	38.0	92.6	130.6

NEAR-MINE EXPLORATION AND RESOURCE DEVELOPMENT EXPENDITURES

Near-mine exploration and resource development work was in progress during the first quarter of 2012 at Westwood, in addition to significant mine site resource evaluation and expansion programs at Rosebel, Essakane, Mouska, Westwood, and Niobec.

South America – Suriname – Rosebel

During the first quarter of 2012, over 21,000 metres of a planned 95,000-metre reserve development and resource expansion program was completed. The program is part of an on-going program of resource conversion and resource expansion along strike and at depth of the known deposits. A significant component of condemnation drilling, approximately 4,700 metres, is included as the mine assesses future tailings and waste disposal areas. Core drilling was carried out mainly on the East Pay Caro extension, East Tailings Road prospect, and the Royal Hill and Mayo pit areas.

Africa – Burkina Faso – Essakane

A total of just over 13,000 metres of resource development drilling was completed in the first quarter of 2012 as part of a planned 48,900-metre campaign. Drilling during the quarter targeted the principal rock lithologies that host the Essakane Main Zone (“EMZ”) mineralization on the northern extensions of the current life of mine pit and within or slightly below the expansion feasibility study pit design. Additionally, an infill drill program started during the current quarter on the satellite Falangountou deposit located eight kilometres east of the Essakane plant.

Canada – Quebec – Mouska

The planned 2012 underground drill program of over 33,000 metres was approximately one-third complete at the end of the first quarter of 2012 with over 12,000 metres drilled. The infill and resource expansion programs are focused on Zones 47 and 50 South with plans to drill west and at depth of Zone 47 and east and at depth of Zone 50 South during the next phase of the program. Drilling bays were excavated in preparation for evaluating Zone 65 later in 2012.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Canada – Quebec – Westwood

Eleven underground drills were operating during the first quarter of 2012 and a total of over 23,000 metres of diamond drilling was completed. The Company’s efforts were focused on infill delineation and resource expansion drilling, principally below the 132 level. The Company is pleased with the progress of the drill program which has extended known mineralization and increased confidence in existing reserves and resources.

The 89,000-metre 2012 underground drill program is part of a multi-year development initiative to expand the inferred resource base and upgrade existing inferred mineral resources to measured and indicated categories. The drilling program is carried out in conjunction with on-going underground development and construction of surface installations. As part of the development work, the exploration shaft was extended by approximately 120 metres and the exploration ramp and underground drifts were extended by over 3,300 metres during the first quarter of 2012 to provide better underground access for definition drilling in the upper parts of the deposit.

Canada – Quebec – Niobec

During the first quarter of 2012, a total of over 11,000 metres of diamond drilling was completed in an underground infill program designed to convert resources to reserves. The principal aim of the program is to augment the reserve base that will underpin a five-year transition strategy toward the planned expansion. Additional metallurgical and mineralogical test work was carried out and is on-going to determine estimated recoveries as part of the resource estimation process. A modest surface drill program of approximately 350 metres completed a campaign that was initiated in 2011 to test the eastern and western extensions of the Niobec deposit. Results are being reviewed to determine follow-up measures.

GREENFIELD EXPLORATION PROJECTS

In addition to the capitalized mine site and development programs described above, the greenfield exploration portfolio consists of near-mine exploration programs on large land positions surrounding the Company’s Essakane and Rosebel mines, two advanced exploration projects in Mali, and fourteen early stage gold projects in Peru, Brazil, Suriname, Quebec, and Senegal. The Company’s exploration team had an on-site presence in eight countries within North and South America and Africa in the first quarter of 2012.

South America – Suriname

The 2012 exploration program on exploration concessions in the vicinity of the Rosebel mine infrastructure included over 4,600 metres of core drilling during the first quarter of 2012. Activities were focused on the Charmagne project and Koemboe prospect, located 15 kilometres north and 10 kilometres south of the Rosebel infrastructure respectively. A total of over 3,100 metres of diamond drilling was completed on the Charmagne project during the current quarter to evaluate projected northwest and southeast regional extensions of the Overman host stratigraphy. No significant results have been returned to date. At Koemboe, a planned 3,000-metre core drilling campaign is in progress to test for extensions of the gold-bearing structures that have been delineated over a 400-metre strike length in previous drilling. A total of over 1,450 metres was completed in 11 drill holes at Koemboe during the current quarter. Assay results are pending.

Reconnaissance exploration work commenced on the newly granted Charmagne West exploration concession during the first quarter of 2012. Diamond drilling continues at the Tapanahony project, 120 kilometres southeast of the Rosebel mine, with 14 holes completed for over 2,000 metres on a coherent 1.2 kilometre long surficial geochemistry anomaly.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

South America – Brazil

Diamond drilling programs initiated in 2011 on the Pitangui (Minas Gerais State) and Vila Estrela (Para State) projects continued in the first quarter of 2012 with totals of approximately 1,750 metres and 1,250 metres respectively. Encouraging results were returned from the Jaguara prospect at Pitangui where BIF-hosted gold mineralization has been delineated over a minimum 700-metre strike length. Ground geophysical surveys are in progress over the prospect area to aid follow-up drill targeting.

Africa – Burkina Faso – Essakane

During the first quarter of 2012, 900 metres of diamond drilling and over 3,700 metres of reverse circulation drilling were completed on exploration targets within the 100-square-kilometre mine permit, independent of more than 21,500 metres of resource expansion drilling carried out within and immediately adjacent to the Essakane Main Zone resource. All results are now in hand from a diamond drilling campaign completed south of the Falangountou resource in late 2011. The potential for expansion of the Falangountou resource was initially highlighted by positive aircore drilling results which sampled in situ material beneath shallow windblown sand cover south of the known deposit. The latest diamond drill results have confirmed bedrock gold mineralization and additional drilling is planned to determine continuity, grade and volume potential.

Exploration work continued on the Company’s 1,283 square-kilometre block of exploration concessions surrounding the mine permit, on established gold mineralized trends closest to the Essakane infrastructure. A total of over 14,800 metres of diamond and reverse circulation drilling was completed during the quarter on priority satellite targets, including the more than 10-kilometre-long gold anomalous Gossey-Korizena trend and the Tassiri and Sokadie prospects. Results are mainly pending for these programs. Additionally, approximately 10,500 metres of aircore drilling was completed with two main objectives: to continue to test extensive areas of windblown sands which mask underlying bedrock and limit the effectiveness of surface geochemical surveys, and to advance exploration drill targeting on the Gossey-Korizena trend.

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), entered into in August 2009, the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years, and demonstrating a 2 million ounce gold resource. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study.

A total of approximately 33,500 metres of diamond and reverse circulation drilling was completed with up to four machines through the first quarter of 2012 until exploration activities were suspended in late March owing to the current state of political unrest in Mali. The Company continues to monitor the situation. The project also faces delays in receipt of drill assay results due to extensive backlogs at commercial laboratories.

The Company and Avnel entered into an arrangement in April 2012 to extend the deadline for completion of earn-in conditions from August 2012 until December 31, 2012. The deadline may also be extended for up to one year by satisfying certain conditions. The principal objective of the current program is to satisfy the remaining earn-in requirement by developing a resource estimate for the Kalana mine area and near-by satellite prospects.

Africa – Mali – Siribaya Joint Venture

The Siribaya advanced exploration gold project in Mali is held under an option to joint venture with Merrex Gold Inc. (“Merrex”). In the fourth quarter of 2011, the Company informed Merrex that the earn-in expenditure obligations of C$10.5 million had been satisfied, and the Company had vested at 50% interest in the project, subject to confirmation of project expenditures by Merrex.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

During the first quarter of 2012, approximately 3,700 metres of diamond drilling were completed north of the Zone 1A resource area on the Siribaya East trend with the objective to infill and expand upon significant drill results returned from the 2011 program. In addition, over 18,900 metres of reverse circulation drilling were carried out, mainly on the parallel Bambadinka Trend, to test anomalous auger drill results and identify future diamond drill targets. Auger drilling totaling over 400 metres in 41 holes was also completed on the southern portion of the Bambadinka trend. The suspension of drilling activities in Mali on two advanced exploration sites following a military coup in late March 2012 may result in a reduction in overall exploration expenditures in 2012. The Company continues to monitor the situation with the intention to resume normal exploration activities as conditions warrant.

Canada – Quebec – Rare Earth Elements

In February 2012, the Company announced the discovery of a large and highly significant rare earth element (“REE”) deposit located less than one kilometre north of the Niobec mine. An inferred resource of 466.8 million tonnes at a grade of 1.65% Total Rare Earth Oxides was identified as a result of the Company’s 2011 exploration drilling program. This large, continuous, light rare earth deposit comes within a few metres of the surface, and the resource remains open to the south, southeast and at depth. An expanded 2012 exploration program includes 8,750 metres of diamond drilling. A total of approximately 4,700 metres of surface diamond drilling was completed in the current quarter to better define the limits of REE mineralization and guide the design of a planned Scoping Study. The initial hole targeting the down-depth extent of REE mineralization confirmed continuity of the host geological unit to 1,250 vertical metres below surface. Assay results are pending.

Canada – Quebec

Subject to the terms of an agreement with Virginia Mines (“Virginia”) entered into in June 2011, the Company has the right to earn a 50% interest in their Lac Pau property, located in the James Bay region of Quebec, in consideration of C$6 million in work expenditures and prescribed cash payments. A winter drilling program totaling approximately 3,000 metres in fifteen holes was completed during the quarter to further evaluate a segment of the 12-kilometre long gold mineralized corridor and test extensions of positive 2011 drilling results and surface sampling. Several holes intersected zones of pervasive alteration containing disseminated sulphide mineralization.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity Risk and Capital Resources

The Company ended the first quarter of 2012 with a strong balance sheet, having $1.3 billion in cash, cash equivalents and gold bullion at market value, comparable to the balance at the end of 2011.

As at March 31, 2012, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. The Company also has a $75.0 million revolving facility for the issuance of letters of credit of which, as at March 31, 2012, $18.3 million in letters of credit were outstanding to guarantee certain asset retirement obligations. As of May 11, 2012 the Company has used approximately $68 million of its $75 million letters of credit facility. The increase since the end of the quarter was the result of the acceptance by regulators of a revised plan concerning asset retirement obligations of the Doyon division in the Canadian province of Quebec as well as regulatory changes requiring an increase in the Company’s collateral support associated with the revised plans.

In February 2012, the Company increased its $350.0 million unsecured revolving credit facility to a four-year, $500.0 million unsecured revolving credit facility. The Company also increased its revolving facility for the issuance of letters of credit to $75.0 million from $50.0 million.

In February 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250.0 million unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec.

In January 2012, IAMGOLD paid a semi-annual dividend in the amount of $0.125 per share for a total of $47.0 million.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying for the distribution of equity or debt instruments of up to $1 billion. The renewal has a 25-month life in Canada (except for Quebec) and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions.

Gold Bullion

		March 31 2012	December 31 2011
Ounces held	(oz)	134,636	134,636
Weighted average acquisition cost	($/oz)	719	719
Acquisition cost	(millions of $)	96.8	96.8
End of period spot price for gold	($/oz)	1,663	1,566
End of period market value	(millions of $)	223.8	210.9

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Working Capital

	March 31 2012	December 31 2011
Working capital ($ millions)	1,189.8	1,190.8
Current working capital ratio	4.6	4.4

During the first quarter of 2012, working capital remained consistent with the amount at the end of 2011. Marginal increases in supplies inventory and gold inventory due to timing of shipments were offset by higher taxes payable.

Contractual Obligations

Contractual obligations as at March 31, 2012 were $311.2 million, an increase of approximately $94.3 million compared to December 31, 2011, mainly due to higher contracted capital expenditures obligations at Essakane. These obligations will be met through available cash resources and operating cash flows.

The Company also holds derivative contracts that are described below. Production from certain mining operations are subject to first-party royalties and management fees as described in note 30 of the Company’s 2011 annual consolidated financial statements.

Asset retirement obligations

As at March 31, 2012, the Company had letters of credit in the amount of $18.3 million to guarantee asset retirement obligations. As of May 11, 2012, the Company has used approximately $68 million of its $75 million letters of credit facility. The increase since the end of the quarter was the result of the acceptance by regulators of a revised plan concerning asset retirement obligations of the Doyon division in the Canadian province of Quebec as well as regulatory changes requiring an increase in the Company’s collateral support associated with the revised plans.

At March 31, 2012, a liability of $215.9 million, representing the discounted value of these obligations, is included in the Company’s unaudited consolidated balance sheet compared to $222.2 million at the end of 2011. The decrease in obligations which occurred during the quarter is related to the revaluation of the liability using higher real discount rates in effect at March 31, 2012.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Marketable securities and warrants held as investments, and market price risk

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other for marketable securities expected to be sold in the next 12 months, and for the remainder in other non-current assets on the consolidated balance sheet.

At the end of the quarter, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $4.6 million was required in the first quarter of 2012 (no impairment in the first quarter of 2011). Factors considered in determining impairment include a decreasing trend of these investments’ market value over a prolonged period of time and other public information available on these companies.

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized gain of $1.3 million related to the change in the fair value of these warrants held as investments was recorded in the first quarter of 2012 compared to $2.8 million during the first quarter of 2011.

Summary of outstanding derivative contracts

At the end of March 2012, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its expected consumption of Canadian dollars, Euros, South African Rand, oil and aluminum.

At the end of the period, the Company’s outstanding derivative contracts were as follows:

Contracts	2012	2013

Foreign Currency
Canadian dollar contracts (millions of $C)	183.9	—
Forward weighted average rate (C$/$)	C$0.9975/$	—
Option exercise rate range (C$/$)	C$0.9700 – C$1.0506/$	—

Euro contracts (millions of €)	72.0	—
Forward weighted average rate ($/ €)	$1.2997/€	—
Option exercise rate range ($/ €)	$1.2500 – $1.3500/€	—

South African Rand contracts (millions of ZAR)	46.3	—
Weighted average rate (ZAR/$)	ZAR 8.4721/$	—

Commodity
Crude oil option contracts (barrels)	363,600	—
Exercise price range ($/barrel of crude oil)	$70 - $95	—

Heating oil option contracts (gallons)	2,000,001	—
Exercise price range ($/gallon of heating oil)	$2.55 - $2.99	—

Aluminum swap contracts (metric tonnes)	2,400	2,100
Swap weighted average hedge price ($/metric tonne)	$2,259	$2,146

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Currency exchange rate risk

The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project, and corporate costs.

As at March 31, 2012, the Company had outstanding contracts which did not qualify for hedge accounting for:

•	Forward and options contracts for C$183.9 million ($183.0 million) hedging 64% of its planned exposure for the remaining of 2012. Contracts rates were from C$0.97/$ to C$1.05/$.

•	Forward and options contracts for €72.0 million ($93.6 million) hedging 38% of its planned exposure for the remaining of 2012. Contracts rates were from $1.25/€ to $1.35/€.

•	Forward contracts for ZAR46.3 million ($5.5 million), hedging 100% of its planned exposure for the remaining of 2012, at an average rate of ZAR 8.47/$.

Oil option contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

As at March 31, 2012, the Company had outstanding option contracts, which did not qualify for hedge accounting, covering 66% of its fuel exposure for the remaining of 2012. Contract prices were between $2.55 and $2.99 per gallon for heating oil, and between $70 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

As at March 31, 2012, the Company had outstanding swap contracts, which did not qualify for hedge accounting, hedging 72% of its aluminum exposure for the remaining of 2012 and 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at March 31, 2012 was included in other current liabilities for the contracts expiring within 12 months and in other non-current assets for the other contracts. The valuation of these contracts was based on an average aluminum price between $2,146 per metric tonne and $2,369 per metric tonne, at no cost, for the 2012 and 2013 consumption.

Shareholders’ Equity

At the end of 2011, the Company increased its annual dividend payment to $0.25 per share, resulting in a semi-annual dividend payment in the amount of $0.125 per share payable on January 5, 2012, in aggregate $47.0 million. In the first quarter of 2012, dividends of $8.6 million were declared related to subsidiaries’ dividends to non-controlling interests.

Number issued and outstanding	March 31, 2012	May 10, 2012
Shares	376,063,280	376,063,940
Share options	4,642,086	4,641,426

The increase in the number of shares issued and outstanding between March 31, 2012 and May 10, 2012 is mainly due to the exercise of options.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Non-controlling Interests

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), Essakane S.A. (the Essakane mine) and EURO Ressources S.A.

Related Party Transactions

In the first three months of 2012 and 2011, there were no material related party transactions.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure Controls and Procedures

As at the end of the period covered by this MD&A and accompanying unaudited consolidated interim financial statements, the CEO and the CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal Controls over Financial Reporting

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of unaudited consolidated interim financial statements for external purposes in accordance with international financial reporting standards.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls during the first quarter ended March 31, 2012.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2013. In August 2011, the IASB issued an exposure draft that proposes to adjust the mandatory effective date from January 1, 2013 to January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and

IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standard.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found later in this document.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2011 annual MD&A, and the Company’s 2011 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s annual MD&A risks and uncertainties section, and the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP1 PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Adjusted net earnings from continuing operations attributable to equity shareholders	First quarter ended March 31
	2012		2011
(in $ millions, except for number of shares and per share amounts)	$		$

Earnings from continuing operations before income and mining taxes and non-controlling interests	180.2		185.5

Foreign exchange loss (gain)	(10.3)		5.3
Unrealized gain on derivative instruments	(9.6)		(2.9)
Gain on sales of marketable securities	(5.6)		(0.3)
Impairment of marketable securities	4.6		—
Gain on sales of assets	(2.3)		(10.7)
Changes in estimates of asset retirement obligations at closed sites	(3.1)		—

	(26.3)		(8.6)

Adjusted earnings from continuing operations before income and mining taxes and non-controlling interests	153.9		176.9
Income and mining tax expenses Tax impact of adjusted items	(51.2 (0.5	) )	(43.4 (6.8	) )
Non-controlling interests	(9.8)		(8.9)

Adjusted net earnings from continuing operations attributable to equity shareholders	92.4		117.8

Basic weighted average number of common shares outstanding (in millions)	376.0		373.6

Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	0.25		0.32

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Operating cash flow from continuing operations before changes in working capital

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

	First quarter ended March 31
(in $ millions, except where noted)	2012	2011
	$	$

Cash flow generated from continuing operating activities per the unaudited consolidated interim financial statements	170.3	199.0
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	(20.6)	0.3
Inventories and long-term stockpiles	22.4	16.8
Accounts payable and accrued liabilities	13.6	(1.6)

Operating cash flow from continuing operations before changes in working capital	185.7	214.5

Basic weighted average number of common shares outstanding (in millions)	376.0	373.6

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	0.49	0.57

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Cash costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortisation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continued operations) to the mining costs, excluding depreciation, depletion and amortisation as per the unaudited consolidated interim statement of earnings.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

First quarter ended March 31, 2012

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other(a)	Total(b)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion, amortisation and changes in estimates of asset retirement obligations at closed sites	56.3	51.0	3.1	23.5	13.9	147.8	31.0	178.8
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.2)	(0.2)	(0.1)	—	(0.7)
Stock movement	7.3	1.7	(1.3)	1.6	1.3	10.6
Other mining costs	(1.1)	(2.3)	(1.3)	0.7	(4.5)	(8.5)
Cost attributed to non-controlling interests	(3.1)	(5.0)	—	—	—	(8.1)

	2.9	(5.8)	(2.8)	2.2	(3.2)	(6.7)

Total cash costs – operating mines	59.2	45.2	0.3	25.7	10.7	141.1

Attributable gold production – operating mines (000 oz)	93	80	2	25	7	207

Total cash costs ($/oz)	637	562	134	1,010	1,613	679

First quarter ended March 31, 2011

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other(a)	Total(b)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion, amortisation and changes in estimates of asset retirement obligations at closed sites	55.3	50.6	6.9	21.6	9.2	143.6	24.1	167.7
Adjust for:
By-product credit (excluded from mining costs)	—	—	(0.4)	—	—	(0.4)
Stock movement	2.3	(4.2)	(5.2)	0.1	0.4	(6.6)
Other mining costs	(0.4)	(1.0)	(1.3)	—	0.2	(2.5)
Cost attributed to non-controlling interests	(2.9)	(4.5)	—	—	—	(7.4)

	(1.0)	(9.7)	(6.9)	0.1	0.6	(16.9)

Total cash costs – operating mines	54.3	40.9	—	21.7	9.8	126.7

Attributable gold production – operating mines (000 oz )	100	95	—	30	8	233

Total cash costs ($/oz)	544	428	—	724	1,312	544

(a)	Niobium and Corporate Segments.
(b)	As per note 20 of the Company’s unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Gold margin

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in total cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less total cash costs per ounce.

(in $/ounce of gold)	First quarter ended
	March 31
	2012	2011
	$/oz	$/oz
Realized gold price for continuing operations	1,702	1,398
Total cash cost for continuing operations	679	544

Gold margin	1,023	854

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

Unit operating margin per kilogram of niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

(in $ millions, except where noted)	First quarter ended March 31
	2012	2011
	$	$
Revenues from the Niobec mine as per segmented information (note 27 of the Company’s unaudited consolidated interim financial statements)	48.4	39.6

Mining costs per unaudited consolidated interim statement of earnings	178.8	167.7
Mining costs from gold mines as per cash cost reconciliation	(147.8)	(143.6)
Other mining costs	(1.0)	(0.4)

Mining costs from the Niobec mine	30.0	23.7

Operating margin	18.4	15.9

Sales volume (thousands of kg Nb)	1,183	1,018

Operating margin ($/kg Nb)	16	16

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

MINING OPERATIONS PRODUCTION DATA

The tables below show production data for each mining operation for each quarter of 2012 and 2011.

	2012	2011
	Q1	Q4	Q3	Q2	Q1
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Total material mined (000 t)	14,004	14,644	14,883	12,284	11,311
Strip ratio(a)	3.0	2.8	3.0	3.1	3.1
Ore milled (000 t)	3,131	3,354	3,315	3,125	3,068
Head grade (g/t)	1.0	1.1	1.0	1.0	1.1
Recovery (%)	94	94	93	93	96
Gold production – 100% (000 oz)	98	110	99	92	105
Attributable gold production – 95% (000 oz)	93	104	94	87	100
Gold sales – 100% (000 oz)	87	100	99	87	104
Gold revenue ($/oz)(b)	1,702	1,630	1,674	1,518	1,401
Cash cost excluding royalties ($/oz)	538	502	535	617	469
Royalties ($/oz)	99	96	94	87	75

Cash cost ($/oz)(c)	637	598	629	704	544

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Total material mined (000 t)	7,297	7,095	6,526	5,929	7,617
Strip ratio(a)	1.8	1.6	1.7	1.5	1.9
Ore milled (000 t)	2,626	2,407	1,975	1,344	2,251
Head grade (g/t)	1.1	1.4	1.6	1.6	1.5
Recovery (%)	93	94	96	96	96
Gold production – 100% (000 oz)	89	105	95	69	106
Attributable gold production – 90% (000 oz)	80	94	86	62	95
Gold sales – 100% (000 oz)	88	104	91	69	115
Gold revenue ($/oz)(b)	1,704	1,642	1,670	1,519	1,402
Cash cost excluding royalties ($/oz)	480	340	451	525	359
Royalties ($/oz)	82	85	84	88	69

Cash cost ($/oz)(c)	562	425	535	613	428

Canada – Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000 t)	18	13	14	16	14
Ore milled (000 t)	—	43	13	—	—
Head grade (g/t)	—	14.5	12.0	—	—
Recovery (%)	—	95	94	—	—
Gold production (000 oz)	2	19	5	—	—
Gold sales (000 oz)	3	21	3	—	10
Gold revenue ($/oz)(b)	1,751	1,576	1,673	—	1,371
Cash cost excluding royalties ($/oz)	97	1,007	1,161	—	—
Royalties ($/oz)	37	37	42	—	—

Cash cost ($/oz)(c)	134	1,044	1,203	—	—

(a)	Strip ratio is calculated as waste divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash costs section above for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012

	2012	2011
	Q1	Q4	Q3	Q2	Q1

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Total material mined (000 t)	3,832	3,842	2,659	2,640	2,469
Strip ratio(a)	22.3	16.8	15.6	6.7	6.3
Ore milled (000 t)	448	513	505	492	469
Head grade (g/t)	2.1	2.0	2.0	2.0	1.8
Recovery (%)	85	93	94	95	95
Attributable gold production (000 oz)	25	28	30	33	30
Attributable gold sales (000 oz)	24	30	31	30	30
Gold revenue ($/oz)(b)	1,686	1,678	1,691	1,502	1,387
Cash cost excluding royalties ($/oz)	915	913	739	620	642
Royalties ($/oz)	95	110	100	85	82

Cash cost ($/oz)(c)	1,010	1,023	839	705	724

Mali – Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000 t)	2,175	2,131	1,432	1,746	1,488
Strip ratio(a)	16.7	10.9	9.0	6.3	6.1
Ore crushed (000 t)	246	301	261	288	276
Head grade (g/t)	0.8	1.0	1.0	1.1	1.0
Attributable gold stacked (000 oz)	6	11	8	10	9
Attributable gold production (000 oz)	7	8	7	6	8
Attributable gold sales (000 oz)	6	8	7	7	7
Gold revenue ($/oz)(b)	1,704	1,673	1,701	1,488	1,389
Cash cost excluding royalties ($/oz)	1,522	1,497	1,687	1,309	1,233
Royalties ($/oz)	91	107	106	92	79

Cash cost ($/oz)(c)	1,613	1,604	1,793	1,401	1,312

(a)	Strip ratio is calculated as waste divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.

	2012	2011
	Q1	Q4	Q3	Q2	Q1

Canada – Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000 t)	570	525	487	546	529
Ore milled (000 t)	555	539	524	529	521
Grade (% Nb2O5 )	0.55	0.56	0.55	0.60	0.57
Niobium production (thousands of kg Nb)	1,109	1,262	1,147	1,137	1,087
Niobium sales (thousands of kg Nb)	1,183	1,217	1,083	1,233	1,018

Operating margin ($/kg Nb)(a)	16	16	14	14	16

(a)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the above section Unit operating margin per kilogram of niobium for the Niobec mine for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER REPORT – MARCH 31, 2012